

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2012

Via E-mail
Ralph Biggar
President
Venza Gold Corp.
Suite 950, 650 West Georgia Street,
Vancouver, BC Canada V6B 4N8

> **Re:** **Venza Gold Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 25, 2012**
> **File No. 333-182059**

Dear Mr. Biggar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 in our letter dated July 9, 2012 and your related risk factors on page 8-9, and we reissue, in part, our previous comment. Since you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), please provide a statement in your critical accounting policies that your financial statements may not be comparable to companies that comply with public company effective dates.

2.   We note your response to comment 3 of our letter dated July 9, 2012 and the revised disclosure regarding the determination of offering price. Please revise page 15 to further clarify. For example, it is unclear how Mr. Biggar considered the current economic climate or how he considered the price of recent sales, which were at an amount significantly below your offer price.

Prospectus Cover Page

3.   We note your response to comment 6 in our letter dated July 9, 2012. To avoid confusion, please revise your prospectus cover page to state that the company will sell at a fixed price for the duration of the offering, even after your shares are quoted on the OTCBB.

4.   Also, please revise to address the possibility that, if a market develops, potential investors may be able to purchase shares from selling shareholders at a lower price than the company's $.10 offering price.

5.   We note your response to comment 9 in our letter dated July 9, 2012, and we reissue, in part, the comment. Please revise the table on the cover page to include a row that reflects the minimum amount sold.

Risk Factors, page 5

"There is no assurance that we will be able to collect…," page 5

6.   We note the statement within this risk factor that there is no assurance that you will be repaid the outstanding balance even though the notes receivable are secured by a judgment against the debtor. Given that the receivables are "unsecured," please revise to delete the statement that they are "secured by a judgment…"

Properties, page 25

7.   We note your revised disclosure that you had a professional geologist physically examine the OS Gold Claim in April 2012. Please further describe your arrangement with this geologist including what services were performed and what opinions, if any, were given. We may have further comment.

Current Exploration Program, page 29

8.   We note that based on the results of Phase I of your exploration program, you have decided to begin Phase II exploration. Since you have not yet commenced Phase II of your exploration program, please clarify the current business activities of the company. Also, please provide additional details about your exploration program including how you will determine whether to move forward with further exploration following the completion of Phases II and III and who will make this determination.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Plan of Operation, page 36

9.   We note your response to comment 28 in our letter dated July 9, 2012, and we reissue, in
        part, the comment. Please expand your disclosure to provide a detailed plan of operation
        that complies with Item 101(a)(2)(iii) of Regulation S-K including a detailed description
        of the milestones which the company will achieve over the next 3 months, 6 months, 9
        months and 12 months and how the company will use its available funds to achieve them.
        Please ensure your revisions are consistent with the disclosure in your Use of Proceeds.

Directors, Executive Officers, Promoters and Control Persons, page 40

10.   We note your disclosure on page 41 that Mr. Biggar was paid a fee in connection with
        both the acquisition of your properties and the general business direction of the company.
        Please revise this section to identify Mr. Biggar as your promoter or advise. Refer to
        Rule 405 of Regulation C.

Exhibits

11.   Please file exhibit 3.3 in proper electronic format. Please note that while you may file
        electronic documents as an image as an unofficial copy, you must still file your exhibits
        with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section
        2.1 of Volume II of the EDGAR Filer Manual.

Exhibit 5.1

12.   We reviewed your response to comment 40 in our letter dated July 9, 2012. Please note
        that it is inappropriate for counsel to assume the accuracy of the officers' statements in
        their certificates. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19 and file a
        revised opinion of counsel.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Ralph Biggar
Venza Gold Corp.
August 3, 2012
Page 4

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John E. Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. You may contact James Giugliano at (202) 551-3319 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director